[STUBBS ALDERTON & MARKILES, LLP LETTERHEAD]




July 28, 2005


VIA EDGAR AND OVERNIGHT DELIVERY


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

         RE:      XTRANA, INC.
                  RESPONSES TO STAFF COMMENTS OF JULY 21, 2005 WITH RESPECT TO:

                  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
                  AMENDMENT NO. 1
                  FILED ON JULY 7, 2005
                  FILE NO. 001-14257

                  FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
                  FILE NO. 001-14257

Ladies and Gentlemen:

         On behalf of Xtrana, Inc. (the "COMPANY"), we have enclosed for filing one copy of Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the "AMENDMENT NO. 2"). In addition to filing Amendment No. 2, we hereby provide supplementally the following responses in reply to the Staff's comment letter, dated July 7, 2005 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company and by Alpha Innotech Corporation ("ALPHA INNOTECH"). Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

GENERAL

1. WE NOTE YOUR RESPONSE TO COMMENT 4. WE ALSO NOTE THAT ON DECEMBER 2, 2005 THE BOARD APPROVED THE TRANSACTION AND DETERMINED THAT THE MERGER WAS FAIR TO AND IN THE BEST INTERESTS OF XTRANA AND ITS STOCKHOLDERS. HOWEVER, THE FAIRNESS OPINION IS DATED APRIL 21, 2005. PLEASE DISCLOSE WHAT MATERIALS THE XTRANA DIRECTORS RELIED ON IN DETERMINING THAT THE MERGER WAS FAIR TO AND IN THE BEST INTERESTS ON THE XTRANA SHAREHOLDERS.


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           office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com


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Securities and Exchange Commission
July 28, 2005
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         The Company has included additional disclosure in the Background of the
Merger section of Amendment No. 2 to the proxy statement.

         The Company notes supplementally that in determining to approve the transaction, the Company's board of directors primarily relied upon its due diligence review of Alpha Innotech, its consideration of the terms of the transaction with respect to the Company and its stockholders and discussions with its financial advisors (as described in more detail in Amendment No. 2). There were no written materials or presentations relied upon by the board of directors for this purposes.

2. WE NOTE YOUR RESPONSE TO COMMENT 6. PLEASE PROVIDE US WITH A SUPPLEMENTAL ANALYSIS, INCLUDING THE UNDERLYING FACTS, SUPPORTING YOUR DETERMINATION THAT RULE 506 OF REGULATION D IS AVAILABLE TO YOU.

         The Company and Alpha Innotech have determined that the issuance of the Company's shares to the Alpha Innotech shareholders pursuant to the Agreement and Plan of Merger meets the following requirements for a valid exemption from registration under the Securities Act pursuant to Rule 506 of Regulation D:

         a. NUMBER OF PURCHASERS: Rule 506 requires that there are no more than 35 purchasers of the securities from the issuer, with accredited investors being excluded from this number pursuant to Rule 501(e). Alpha Innotech has 34 shareholders of record and informed us that most of these are "accredited investors" as defined in Regulation D. As result, the number of purchasers requirement will be met.

         b. NATURE OF PURCHASERS: Rule 506 requires that each purchaser that is not an accredited investor must, either alone or with his purchaser representative, have such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. It is a condition to closing of the proposed merger that each Alpha Innotech shareholder that is not an accredited investor will represent to the Company that he, she or it, either alone or with his purchaser representative, has such knowledge and experience in financial and business matters that he, she or it is capable of evaluating the merits and risks of the prospective investment.

         c. INTEGRATION: The Company has determined that it has not conducted any offerings that might be integrated with the merger transaction that would result in Rule 506 not being available as a valid exemption.

         d. INFORMATION: Rule 502(b) requires that certain financial and non-financial information regarding the issuer be furnished to all purchasers that are not accredited investors. The Company will furnish all Alpha Innotech


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Securities and Exchange Commission
July 28, 2005
Page 3


                  shareholders, including all such shareholders who are not accredited investors, with the financial and non-financial information specified in Rule 502(b).

         e. MANNER OF OFFERING: Rule 502(c) prohibits the offer or sale of securities in a transaction exempt pursuant to Regulation D by means of any form of general solicitation or advertising. No such general solicitation or advertising will be conducted in connection with the solicitation of approval of the merger transaction by the Alpha Innotech shareholders.

         f. LIMITATION ON RESALE: Rule 502(d) provides that securities issued in a Regulation D transaction will have the status of restricted securities under the Securities Act. The Company will take the following steps to assure that the purchasers of the securities are not underwriters within the meaning of the Securities Act: (i) obtain representations from each Alpha Innotech shareholder the shareholder is acquiring the Company's shares for investment purposes for his, her or its own account and not with a view of distribution of such shares; (ii) advise each Alpha Innotech shareholder and obtain representation from such shareholders that the shares have not been registered under the Securities Act and may not be sold unless they are registered under the Securities Act or pursuant to a valid exemption from registration; and (iii) placing a legend on the certificates representing the shares stating that the shares have not been registered under the Securities Act and referring to the restrictions on transfer and sale of the shares.

BACKGROUND OF THE MERGER, PAGE 18

3. PLEASE REVISE TO CLARIFY WHEN THE MENTOR GROUP WAS HIRED AND WHEN THEIR FAIRNESS OPINION WAS DELIVERED TO THE BOARD. THE MEETING AT WHICH THE FAIRNESS OPINION WAS PRESENTED SHOULD BE DESCRIBED IN THIS SECTION. ADDITIONALLY, THE PURPOSE OF THE FAIRNESS OPINION IS UNCLEAR GIVEN THAT IT IS DATED AFTER THE BOARD HAD ALREADY VOTED TO APPROVE THE MERGER. PLEASE EXPLAIN. SIMILARLY, ON PAGE 28 THE REPORT OF FAIRNESS ADVISOR IS LISTED AS ONE OF THE DIRECTORS' REASONS FOR THE MERGER. PLEASE ADVISE OR REVISE.

         The Company has included additional disclosure on pages 20 and 21 of Amendment No. 2 to clarify when The Mentor Group, Inc. was engaged by the Company to render the fairness opinion and when the fairness opinion was delivered. We note supplementally that no meeting was held for the presentation of the fairness opinion, but rather The Mentor Group, Inc. delivered a copy of its fairness opinion to all members of the Company's Board of Directors.

         The Company sought to obtain the fairness opinion to provide additional information for the stockholders in making their decision on whether to approve the


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Securities and Exchange Commission
July 28, 2005
Page 4


transaction and to provide independent validation of the Board's determination that the transaction is in the best interest of the Company's stockholders. In addition, the Company notes that prior to approving the merger, members of the Company's board of directors consulted The Mentor Group, Inc. In these discussions, the Company's directors described to The Mentor Group the terms of the proposed transaction and Alpha Innotech's business and financial condition, and asked The Mentor Group for their initial thoughts on the likelihood of the transaction being determined as fair to our stockholders from a financial point of view.

         The Company has revised the "Board of Directors' Reasons for the Merger" section of Amendment No. 2 in response to the Staff's comments.

4.       PLEASE  REVISE  TO  DESCRIBE  THE  INITIAL   DISCUSSIONS   BETWEEN  MR.
         CHAMBERLAIN AND MR. SNIDER IN AUGUST 2004, INCLUDING ALL DATES, ITEMS DISCUSSED AND INDIVIDUALS PRESENT.

         The Company has revised the Background of the Merger section of Amendment No. 2 to include additional information in response to the Staff's comments.

5. PLEASE EXPLAIN HOW IT WAS DECIDED THAT THE XTRANA SHAREHOLDERS WOULD RETAIN 15% OF THE OUTSTANDING SHARES OF THE COMBINED COMPANY.

         The percentage equity ownership of the combined company that would be retained by the Company's stockholders was determined in arms-length negotiations based on the parties' agreement of the relative values of Alpha Innotech and Xtrana, respectively. The Company believes its value in the combined company is primarily its cash and its status as a public company with its shares quoted on the OTC Bulletin Board and a "clean" reporting history.

6. PLEASE EXPLAIN HOW DR. GERDES REVISED ALPHA INNOTECH'S TECHNOLOGY AND INTELLECTUAL PROPERTY RIGHTS.

         The statement referred to in the Staff's comment contained a typographical error. The sentence should have stated that "Dr. Gerdes REVIEWED Alpha Innotech's technology and intellectual property rights..." The error has been corrected in Amendment No. 2. The Company further notes that this review was part of the Company's due diligence process.

7. WE NOTE YOUR DISCLOSURE THAT THE BOARD DETERMINED THAT ALPHA INNOTECH PROVIDED THE BEST POTENTIAL FOR LONG TERM VALUE TO THE XTRANA SHAREHOLDERS. WHEN WAS THE MEETING AT WHICH THIS WAS DETERMINED? WHAT WAS THIS DETERMINATION BASED ON? IF THERE WERE ANY PRESENTATIONS MADE AT THIS MEETING, PLEASE DESCRIBE THE PRESENTATIONS AND IDENTIFY THE PERSON MAKING THE PRESENTATIONS.


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Securities and Exchange Commission
July 28, 2005
Page 5


         As disclosed in the proxy statement, the Company's board of directors made a formal determination to approve the transaction with Alpha Innotech was made at the December 2, 2005 board meeting. The directors' determination was made based on discussions at this meeting, as well as prior board meetings and meetings with Alpha Innotech described in the proxy statement.

         In determining to approve the transaction, the Company's board of directors primarily relied upon its due diligence review of Alpha Innotech, its consideration of the terms of the transaction with respect to the Company and its stockholders and discussions with its financial advisors. The due diligence review included, without limitation, Alpha Innotech's audited annual and unaudited interim financial information, the results of the legal, technical and business due diligence investigations of Alpha Innotech conducted by the Company and its advisors, and discussions and meetings with Alpha Innotech management as described in the proxy statement. There were no written materials or presentations relied upon by the board of directors for this purposes.

         As discussed in the proxy statement, the board of directors also considered the terms of the transaction as compared to terms proposed by other potential merger partners and the value that would be realized by stockholders from other strategic alternatives, including liquidation of the Company. In addition, members of the Company's board of directors consulted its financial advisor, The Mentor Group, Inc. prior to approving the Merger Agreement. In these discussions, the directors described to The Mentor Group the terms of the proposed transaction and Alpha Innotech's business and financial condition, and asked The Mentor Group for their initial thoughts on the likelihood of the transaction being determined as fair to the Company's stockholders from a financial point of view. The "Board of Directors' Reasons for the Merger" section of the proxy statement, beginning on page 27 of Amendment No. 2, describes the factors considered by the Company's board of directors in more detail.

8. PLEASE CONFIRM THAT THE ONLY MEETINGS THAT TOOK PLACE BETWEEN XTRANA AND ALPHA INNOTECH WERE THE INITIAL DISCUSSIONS WITH MR. SNIDER AND MR. CHAMBERLAIN, THE AUGUST 30, 2004 MEETING, THE SEPTEMBER 7 MEETING AND ANY MEETINGS THAT TOOK PLACE WHILE YOU WERE CONDUCTING DUE DILIGENCE.

         The Company confirms that these were the only meetings.

9.       PLEASE EXPLAIN WHAT "INVESTMENT REPRESENTATION LETTERS" ARE.

         The investment representation letters referred to in the proxy statement are letters from the Alpha Innotech shareholders to the Company in which such shareholders will make the representations to the Company necessary to ensure compliance with Rule 506 of Regulation D under the Securities Act o 1933. The representations from the shareholders in the letters will include:


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Securities and Exchange Commission
July 28, 2005
Page 6


         o that the shareholder is acquiring the Company's shares for investment purposes for his, her or its own account and not with a view of distribution of such shares;

         o that the shareholders understands that the shares will be "restricted securities" under the Securities Act and cannot be transferred in the absence of

                  registration,   or   pursuant  to  a  valid   exemption   from
                  registration, under the Securities Act;

         o that the shareholder has received the disclosure regarding the Company, Alpha Innotech and the merger will be provided to all Alpha Innotech shareholders;

         o that the shareholder has been given an opportunity to ask and receive answers from the Company and Alpha Innotech regarding their business, operations, financial condition and the proposed transaction;

         o whether the shareholder is an "accredited investor" as defined in Regulation D; and

         o that each shareholder who is not an accredited investor either alone or with his, her or its purchaser representative has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment in the Company.

BOARD OF DIRECTORS' REASONS FOR THE MERGER, PAGE 27

10. WE NOTE YOUR RESPONSE TO COMMENT 23. HOWEVER, THE DISCUSSION OF THE FAIRNESS OPINION SPECIFICALLY STATES THAT THEY REVIEWED FINANCIAL PROJECTIONS PROVIDED BY ALPHA INNOTECH'S MANAGEMENT RELATING TO ALPHA INNOTECH FOR THE FISCAL YEARS ENDING DECEMBER 31, 2005, 2006, 2007, 2008 AND 2009. THEREFORE, OUR COMMENT IS REISSUED. PLEASE PROVIDE US WITH THE REQUESTED MATERIALS.

         The reference in the Staff's comment refers to the fairness opinion disclosure of the proxy statement, which states that The Mentor Group, Inc. reviewed the Alpha Innotech financial projections in connection with rendering its fairness opinion. These financial projections were previously provided supplementally to the Staff with the Company's response letter to the Staff dated July 7, 2005.

         We further note supplementally that, while the Company also received copies of the projections previously provided to the Staff, the Company has advised us that the projections were of limited usefulness in its own deliberations and negotiations relating to the Merger,


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Securities and Exchange Commission
July 28, 2005
Page 7


for several reasons described in more detail in the Company's response to prior comment 32 in the July 7, 2005 response letter to the Staff.

OPINION OF FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS, PAGE 23

11. WE NOTE YOUR RESPONSE TO COMMENT 24 AND REISSUE THE COMMENT. THE ASSUMPTIONS AND LIMITATIONS SHOULD BE DISCLOSED WITHIN THE DESCRIPTION OF THE OPINION IN THE PROXY STATEMENT. ADDITIONALLY, THE OPINION ITSELF REFERENCES REFERS TO CONDITIONS, SCOPE OF THE ENGAGEMENT, LIMITATIONS AND UNDERSTANDING SET FORTH IN THE ENGAGEMENT LETTER. THESE ITEMS SHOULD ALSO BE DESCRIBED IN THE DISCUSSION IN THE PROXY STATEMENT.

         The Company has included additional disclosure on pages 32 and 33 of Amendment No. 2 to address the Staff's comments.

12. WE NOTE YOUR RESPONSE TO COMMENT 26. IT APPEARS THAT THE SUPPLEMENTAL RESPONSE THAT YOU ARE ACTUALLY REFERRING TO NET ASSET VALUE, RATHER THAN LIQUIDATION VALUE. PLEASE REVISE YOUR PROXY STATEMENT TO EXPLAIN WHY LIQUIDATION VALUE WAS NOT CONSIDERED.

         The Company has included additional disclosure on page 36 of Amendment No. 2 to address the Staff's comments.

         We note supplementally that, as stated in the proxy statement, while The Mentor Group, Inc. is not rendering a specific opinion on the liquidation value of the Company, The Mentor Group, Inc. did consider the liquidation value as a factor in rendering its fairness opinion.

13. WE NOTE YOUR RESPONSE TO COMMENT 33. PLEASE REVISE YOUR PROXY STATEMENT TO INCLUDE THE INFORMATION ABOUT THE ADJUSTMENTS TO THE ASSET AND LIABILITY VALUES.

         The Company has included additional disclosure on page 36 in Amendment No. 2 to address the Staff's comments.

14. WE NOTE YOUR RESPONSE TO COMMENT 34. PLEASE REVISE YOUR PROXY STATEMENT TO INCLUDE THIS DISCUSSION EXPLAINING MENTOR'S CONCLUSION RELATING TO THE FAIRNESS OF THE TRANSACTION.

         The Company has included additional disclosure on page 37 in Amendment No. 2 to address the Staff's comments.


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Securities and Exchange Commission
July 28, 2005
Page 8


DESCRIPTION OF XTRANA CAPITAL STOCK, PAGE 38

15. PLEASE REVISE TO DISCLOSE THE RANGE IN EXERCISE PROCESS OF THE OUTSTANDING OPTIONS AND WARRANTS.

         The Company has included additional disclosure in Amendment No. 2 specifying the range of exercise prices of outstanding options and warrants to address the Staff's comments.

ALPHA INNOTECH BUSINESS AND FINANCIAL INFORMATION, PAGE 39

16. PLEASE REVISE TO DESCRIBE THE STRATEGIC RELATIONSHIPS AND COLLABORATIONS UPON WHICH ALPHA INNOTECH IS DEPENDENT, INCLUDING THE AGREEMENT WITH DIGITAL OPTICAL IMAGING. THE DISCUSSIONS SHOULD IDENTIFY THE OTHER PARTY TO THE AGREEMENT, DESCRIBE EACH PARTIES' RESPONSIBILITIES UNDER THE AGREEMENT, DESCRIBE PATENTS OR LICENSES INVOLVED, IDENTIFY THE PRODUCT THAT THE PARTIES ARE DEVELOPING OR HAVE DEVELOPED, QUANTIFY AGGREGATE PAYMENTS TO DATE AND FUTURE PAYMENTS FOR EACH AGREEMENT, AND DISCLOSE EXPIRATION DATES AND TERMINATION PROVISIONS.

         The Company has included additional disclosure on page 39 of Amendment No. 2 in response to the Staff's comments.

RISK FACTORS, PAGE 42
ALPHA INNOTECH HAS A HISTORY OF OPERATING LOSSES AND MAY INCUR FUTURE LOSSES, PAGE 42

17. PLEASE QUANTIFY ALPHA INNOTECH'S LOSSES FOR EACH OF THE LAST THREE YEARS AND DISCLOSE THEIR ACCUMULATED DEFICIT.

         The Company has included additional disclosure on page 41 of Amendment No. 2 in response to the Staff's comments.

ALPHA INNOTECH DEPENDS ON A LIMITED NUMBER OF SUPPLIERS .... PAGE 43

18. IF ALPHA INNOTECH IS DEPENDENT ON ANY SOLE SOURCE SUPPLIERS, IDENTIFY THESE SUPPLIERS AND IDENTIFY THE PRODUCTS THAT ARE DEPENDENT ON THESE COMPONENTS. SIMILARLY, IF ALPHA INNOTECH IS SUBSTANTIALLY DEPENDENT ON AND CONTRACT MANUFACTURER, IDENTIFY THE PARTY AND THE AFFECTED PRODUCT IN "ALPHA INNOTECH'S DEPENDENCE ON CONTRACT MANUFACTURING AND OUTSOURCING OTHER PORTIONS OF ITS SUPPLE CHAIN MAY ADVERSELY AFFECT ITS ABILITY TO BRING PRODUCTS TO MARKET."

         Alpha Innotech Corporation is not dependent on any sole source supplier or any sole source manufacturer. However, if supplies are delayed or interrupted or if the current contract manufacturers fail to perform, Alpha Innotech will face delays in product delivery as it switches to an alternate supplier or manufacturer.


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Securities and Exchange Commission
July 28, 2005
Page 9


         The Company has revised disclosure on page 42 of Amendment No. 2 in response to the Staff's comments.

IF ALPHA  INNOTECH IS UNABLE TO MAINTAIN ITS  RELATIONSHIPS  WITH  COLLABORATIVE
PARTNERS .... PAGE 43

19. PLEASE REVISE TO IDENTIFY THE COLLABORATIVE PARTNERS. IF THERE ARE ANY CIRCUMSTANCES THAT MAY AFFECT ALPHA INNOTECH'S ABILITY TO MAINTAIN THESE RELATIONSHIPS, PLEASE REVISE TO EXPLAIN.

         The Company has revised disclosure on page 43 of Amendment No. 2 in response to the Staff's comments.

ALPHA INNOTECH FACES INTENSE COMPETITION FROM OTHER COMPANIES, PAGE 44

20.      PLEASE REVISE TO IDENTIFY ALPHA INNOTECH'S DOMINANT COMPETITORS.

         The Company has revised disclosure on page 43 of Amendment No. 2 in response to the Staff's comments.

FINANCIAL INFORMATION, PAGE 45

21. IN RESPONSE TO PRIOR COMMENT 45, IT DOES NOT APPEAR THAT YOU PROVIDED ALL OF THE INFORMATION REQUESTED. PLEASE PROVIDE THE HISTORICAL AND PRO FORMA BOOK VALUE AND EARNING PER SHARE INFORMATION. ALSO INCLUDE SELECTED FINANCIAL INFORMATION FOR THE TWO MOST RECENT ANNUAL PERIODS. REFER TO ITEMS 3(F)(1) AND 17(B)(4) OF THE RULES TO FORM S-4.

         Amendment No. 2 includes the requested financial data in response to the Staff's comments on pages 46 through 48 and page 63.

APPENDIX A AGREEMENT AND PLAN OF MERGER

22. WE NOTE THAT YOU HAVE OMITTED THE SCHEDULES AND EXHIBITS. AS THESE ARE PART OF THE MERGER AGREEMENT, THEY ARE REQUIRED TO BE FILED WITH YOUR PROXY STATEMENT. PLEASE FILE ALL SCHEDULES AND EXHIBITS WITH YOUR NEXT AMENDMENT. PROVIDING THESE MATERIALS SUPPLEMENTALLY IS NOT SUFFICIENT.

         In response the Staff's comment, Appendix A to Amendment No. 2 includes exhibits to the merger agreement.


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Securities and Exchange Commission
July 28, 2005
Page 10


FINANCIAL STATEMENTS - ALPHA INNOTECH CORPORATION - DECEMBER 31, 2004
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE C-15
REVENUE RECOGNITION, PAGE C-17

23. REFER TO YOUR RESPONSE COMMENT 57. THE REVISED DISCLOSURE DOES NOT APPEAR TO ADDRESS YOUR POLICY AS IT RELATES TO ESTABLISHING THE AMOUNTS ASSIGNED TO THE SEPARATE ELEMENTS. PLEASE REVISE THIS DISCUSSION TO ADDRESS THIS ISSUE.

         Alpha Innotech has reviewed SOP 97-2, Software Revenue Recognition, specifically paragraphs 41, 10, 11, and 12. Amendment No. 2 has been revised to clarify Alpha Innotech's policy as it relates to establishing amounts assigned to the separate elements and when revenue is recognized.

         Alpha Innotech supplementally notes that it generally sells only digital imaging systems. When sold, each system includes hardware, software, and maintenance. These products (hardware, software, and maintenance) are typically not sold separately and revenue/deferred revenue is recognized at the same time and not until a contract is executed, all delivery obligations have been met, the fee is fixed and determinable, and collection is probable.

REDEEMABLE PREFERRED STOCK, PAGE C-24

24. REFER TO YOUR RESPONSE TO COMMENT 59. IT APPEARS THAT THE ADJUSTMENT TO THE CONVERSION PRICE REPRESENTS MORE THAN ANTI-DILUTION PROTECTION BECAUSE THE SHAREHOLDERS RECEIVE ADDITIONAL SHARES OF COMMON STOCK THAT THEY WERE NOT ENTITLED TO AT THE TIME OF THE ISSUANCE. AS SUCH IT APPEARS THAT THE GUIDANCE IN EITF 00-27 APPLIES TO THIS ADJUSTMENT. PLEASE PROVIDE TO US YOUR ANALYSIS OF THE IMPACT OF THIS GUIDANCE TO THE ADJUST CONVERSION PRICE OR FURTHER EXPLAIN TO US WHY YOU FEEL THAT THIS GUIDANCE DOES NOT APPLY.

         Alpha Innotech has taken into consideration APB Opinion No. 14, EITF Issue 98-5, and EITF Issue 00-27. Based on APB Opinion No. 14, paragraph 12, the Alpha Innotech Board of Directors and management is of the opinion that no portion of the proceeds from the issuance should be accounted for as attributable to a conversion feature that does not decrease, except pursuant to antidilution provisions. Therefore, there are no accounting consequences related to the increase in the conversion rate. All disclosures required by SFAS 129 have been made in footnote 7 to the Alpha Innotech financial statements.


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Securities and Exchange Commission
July 28, 2005
Page 11


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4501 or Ryan Azlein at (818) 444-4504.

                                                 Sincerely,


                                                 /s/ Scott W. Alderton
                                                 ----------------------------
                                                     Scott W. Alderton


Encl.
cc:      James Chamberlain